Sub-Item 77K: Changes in registrant's certifying accountant


On February 28, 2005, the Audit Committee of the TIAA
Separate Account VA-1 (the "TIAA Separate Account"), along with the Board of Trustees of the TIAA Separate
Account, approved the appointment of
PricewaterhouseCoopers LLP as the TIAA Separate
Account's independent registered public accounting firm for the period ending December 31, 2005, effective upon completion of PricewaterhouseCoopers' customary client acceptance procedures and execution of an engagement letter.

Also, on February 28, 2005, the TIAA Separate Account's
Audit Committee and Board of Trustees determined and Ernst & Young LLP ("E&Y") agreed that the audit relationship between E&Y and the TIAA Separate Account
(and the other TIAA-CREF entities for which E&Y serves as auditor) will cease. E&Y will complete its audit work for the TIAA Separate Account for the period ending
December 31, 2004. E&Y and the TIAA Separate Account concur that such notification constitutes an indication by E&Y that it declines to stand for reelection within the meaning of Item 4.01 of Form 8-K.

The reports of E&Y for the fiscal years ended December
31, 2003 and December 31, 2004 and the subsequent interim period through February 28, 2005 for the TIAA
Separate Account, contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits of the TIAA Separate Account for the fiscal years ended December 31, 2003 and December 31, 2004 and the subsequent interim period through February 28, 2005, (i) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused them to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such fiscal years, and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. E&Y has been provided a copy of the above disclosures, which is made in response to Item 304 of Regulation S-K, and E&Y has been requested to furnish a letter stating whether or not it agrees with such disclosure. A copy of such letter dated March 14, 2005 is attached hereto.








Ernst & Young LLP
5 Times Square
New York, New York 10036
Phone : (212) 773-3000
www.ey.com

March 14, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Sub-Item 77K, Changes in Registrant's
Certifying Accountant, of Form N-SAR dated March 14,
2005 of the TIAA Separate Account VA-1 and are in agreement with the statements contained in the second, third, and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP

March 14, 2005




WO 374416.1